November 2, 2022

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jennifer Monick

Mr. Howard Efron

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for the Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-32559

Dear Ms. Monick and Mr. Efron:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Commission’s comment letter dated October 19, 2022 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2021 (the “2021 10-K”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2021

Significant Tenants, page 12

1.

We note your response to comment 1 indicated that assets leased to Steward represented 17.8% of your total assets as of December 31, 2021, after exclusion of assets related to the Macquarie Transaction. Please address the following:

•

As part of the Macquarie Transaction, you received a 50% interest in the joint venture that now holds the eight Massachusetts-based hospitals that are leased to Steward. Please clarify for us whether or not your 17.8% result includes your 50% interest in this joint venture.

•

To the extent that you have excluded your 50% interest this joint venture from your significance calculation, please tell us why you feel it is appropriate to do so when analyzing the significance of the Steward concentration.

•	Please provide us with your significance calculation that details any adjustments made to the assets leased by Steward as of December 31, 2021.

•

Additionally, tell us if your joint venture partner, Macquarie Asset Management, is an affiliated entity of Medical Properties Trust, Inc. or its subsidiaries or has ties to any of your officers or board members.

The 17.8% concentration mentioned in our response to the previous comment letter does not include our 50% interest in the joint venture that now holds the eight Massachusetts-based hospitals leased to Steward. We excluded our 50% interest in the joint venture when analyzing significance since none of the Company nor any of its consolidated subsidiaries is the actual lessor of these facilities, the Company and its subsidiaries do not control the joint venture, and the Company and its subsidiaries do not have direct legal claim to the underlying assets of the joint venture. We note, however, that, even if we included our 50% interest in the joint venture as part of our calculation of the concentration of assets leased to Steward as of December 31, 2021, the result would have been 19.7% of our total assets, which is still below the 20% threshold for purpose of Section 2340 of the Staff’s Financial Reporting Manual.

Our significance calculations to derive the 17.8% and the 19.7% concentration measures, respectively, are as follows (dollars in thousands):

Numerator:		As of December 31, 2021
	Net book value of assets leased to Steward	$4,600,634
	Less: Net book value of Massachusetts assets held-for-sale	(1,096,505)

	Adjusted net book value of assets leased to Steward	$3,504,129

Denominator:
	Medical Properties Trust, Inc. total assets	$20,519,801
	Less: Net book value of Massachusetts assets held-for-sale	(1,096,505)
	Less: Non-cash rent write-offs related to the disposal of the Massachusetts assets	(134,472)
	Plus: 50% interest in Massachusetts joint venture	375,975

	Adjusted Medical Properties Trust, Inc. total assets	$19,664,799

	Steward concentration, excluding our 50% interest in the Massachusetts joint venture	17.8%

Numerator:		As of December 31, 2021
	Net book value of assets leased to Steward	$4,600,634
	Less: Net book value of Massachusetts assets held-for-sale	(1,096,505)
	Plus: 50% interest in Massachusetts joint venture	375,975

	Adjusted net book value of assets leased to Steward	$3,880,104

Denominator:
	Medical Properties Trust, Inc. total assets	$20,519,801
	Less: Net book value of Massachusetts assets held-for-sale	(1,096,505)
	Less: Non-cash rent write-offs related to the disposal of the Massachusetts assets	(134,472)
	Plus: 50% interest in Massachusetts joint venture	375,975

	Adjusted Medical Properties Trust, Inc. total assets	$19,664,799

	Steward concentration, including our 50% interest in the Massachusetts joint venture	19.7%

In regards to the last bullet of question #1, we confirm that the joint venture partner, Macquarie Asset Management, is not an affiliated entity of the Company or its subsidiaries. In addition, there are no ties between Macquarie Asset Management and any of our officers or board members.

2. We note your response to our comment 2. Please address the following:

•

It appears that you have adjusted the line items for Steward and HCA within your table on page 12 for a pending transaction for amounts that are not reflected in your reconciliation on page 49; please confirm or clarify.

The table on page 49 of the 2021 10-K presents a complete reconciliation of total assets to total pro forma (now “adjusted”) gross assets. Generally, a reclassification of the same amount of gross assets from one operator to another operator has no impact on total adjusted gross assets. This was the case for the pending transaction in which HCA would start leasing certain assets rather than Steward, with one exception. For this transaction between HCA and Steward, we expected that there would be a need for a non-cash rent write-off given the change in tenant. However, this reduction in assets caused by the potential non-cash rent write-off was included in the reconciliation of total assets to total adjusted gross assets in the “Cash used for funding the transactions above” line, netted with other activity due to the amount being less than 0.3% of total adjusted gross assets. In future filings and press releases (which we started in the 2022 third quarter press release), we will modify our presentation of the reconciliation of total assets to total adjusted gross assets to provide more qualitative and quantitative information around these types of transactions in order to better show the increase to one operator and the decrease to another operator, and the causes underlying such changes. See Annex A attached to this letter for an example of how this new presentation would have looked as of December 31, 2021.

•

Other than the Steward and HCA pending transaction noted above and the adjustments in the reconciliation on page 49, please clarify for us if any individual line items in your table on page 12 reflect any additional adjustments.

The line items in the table on page 12 do not reflect any additional adjustments.

•

To the extent you have adjustments to any individual line items within the total adjusted gross assets by operator table that are not reflected in your reconciliation from total assets to total adjusted gross assets, please confirm that you will expand your disclosure in future filings to provide more quantitative and qualitative information about any such adjustments.

As noted in the response above to the first bullet under #2, we will modify our presentation of the reconciliation of total assets to total adjusted gross assets in future filings and press releases to provide more qualitative and quantitative information around these types of transactions. See Annex A attached to this letter for an example of how this new presentation would have looked as of December 31, 2021.

•

Please provide a more robust explanation of how you determined it was appropriate to reflect the impact from the pending transaction related to Steward and HCA within your table. Within your response, please address the length of time until you expected the transaction to close and your consideration of the regulatory approvals that were still pending.

The Company’s policy has historically been to reflect the effect of material pending transactions (acquisitions and dispositions) in our concentration metrics once the definitive agreements governing such transactions are binding. We include these types of adjustments in our presentation of concentration because we believe it provides a more current view of our portfolio and allows for a better understanding of our concentration levels as our commitments close. This type of presentation is also consistent with the reports that management reviews when making resource allocation decisions.

As an example of similar adjustments to our concentration presentation in the past, in the Company’s Form 10-Q for the quarter ended June 30, 2017 (“Q2 2017 10-Q”), we reflected assets leased at that time to IASIS Healthcare LLC (“IASIS”) in the Steward line of the operator concentration of total adjusted gross assets table, because we were party to a binding agreement as of May 18, 2017 that included a simultaneous merger transaction between Steward and IASIS. These transactions closed on September 29, 2017, but we reflected the higher Steward concentration (which showed an increase from approximately 20% without the then-pending transaction to roughly 38% after this adjustment) in our concentration presentation prior to the completion of the transactions in our Q2 2017 10-Q.

When making this adjustment between operators, we did consider the contingent nature of the transaction. As noted in our note to the table on page 12 of the 2021 10-K, we referenced Note 8 of our 2021 10-K, which specifically stated that the completion of the transaction was uncertain due to the need for regulatory approval. However, we ultimately decided to include this adjustment in our concentration presentation because of our policy on adjusting for binding commitments (acquisitions and disposals), our history of closing similar transactions, and our then-current expectations that the HCA/Steward transaction would close during the first half of 2022. In future filings and earnings releases, we will continue to clearly emphasize the contingent nature of pending transactions, even if subject to binding agreements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Pro Forma Gross Assets, page 49

3. We note your response to our comment 4. Please address the following:

•

Please tell us and revise future filings to provide more qualitative and quantitative information related to the line item ‘cash used for funding the transactions above (4)’ in your table at the bottom of page 49. In this regard, please quantify and describe each material component that results in the total adjustments of $1,377,299 and $587,384 for this line item.

•	Please further clarify for us and in future filings how the amounts for the line item ‘incremental gross assets of our joint ventures and other (3)’ are derived.

The reconciling item titled “Cash used for funding the transactions above” and the related note (4) was intended to primarily represent cash on-hand or cash generated from subsequent sales (such as the Macquarie Transaction in 2021 discussed in Note 3 to Item 8 of our 2021 10-K) that was expected to be used to fund new committed investments or to pay down debt. In future filings and earning releases, we will provide more qualitative and quantitative information for this line item. See Annex A attached to this letter for an example of how this new presentation would have looked as of December 31, 2021.

The reconciling item titled “Incremental gross assets of our joint ventures and other” and the related note (3) reflects an addition to total assets to present our share of each unconsolidated real estate joint venture’s gross assets on a comparable basis as to the remainder of our real estate portfolio included in our consolidated financial statements. In future filings, we will provide more detail and clarity for this line item. See Annex A attached to this letter for an example of how this new presentation would have looked as of December 31, 2021.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755. Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer

Annex A

As noted in several responses to the Staff’s questions about the Company’s reconciliation of total assets to total adjusted gross assets, we have provided below what such presentation will look like in the future based on information as of December 31, 2021:

Adjusted Gross Assets

Adjusted gross assets is total assets before accumulated depreciation/amortization (adjusted for our investments in unconsolidated real estate joint ventures), assumes material transaction commitments are completed and unfunded amounts on development deals and commenced capital improvement projects as of the applicable reporting periods are fully funded, and assumes cash on hand at period-end and cash generated from or to be generated from transaction commitments or financing activities subsequent to period-end are either used in these transactions or used to reduce debt. We believe total adjusted gross assets is useful to investors as it provides a more current view of our portfolio and allows for a better understanding of our concentration levels as our commitments close and our other commitments are fully funded. The following table presents a reconciliation of total assets to total adjusted gross assets (in thousands):

As of December 31, 2021
Total assets	$20,519,801
Add: Accumulated depreciation and amortization	993,100
Add: Unfunded amounts on development deals and commenced capital improvement projects(1)	480,132
Add: Incremental gross assets of our Investments in Unconsolidated Real Estate Joint Ventures(2)	1,713,603
Net: Reclassification between operators(3)	—

Less: Gross book value of the transactions(4)	$(918,072)
Less: Net decrease in cash from the transactions(5)	(459,227)

$(1,377,299)

Total adjusted gross assets	$22,329,337

(1)	Includes $163.6 million of unfunded amounts on ongoing development projects and $316.5 million of unfunded amounts on capital improvement projects, as of December 31, 2021.
(2)

Reflects an addition to total assets to present our total share of each real estate joint venture’s gross assets (including those of the pending Macquarie Transaction). See below for details of the calculation. While we do not control any of our unconsolidated real estate joint venture arrangements and do not have direct legal claim to the underlying assets of the unconsolidated real estate joint ventures, we believe this adjustment allows investors to view certain concentration information on a basis comparable to the remainder of our real estate portfolio. This presentation is also consistent with how our management team reviews our portfolio (dollar amounts in thousands):

Real estate joint venture total gross real estate and other assets	$5,898,342
Weighted-average equity ownership percentage	55%

3,242,505
Investments in Unconsolidated Real Estate Joint Ventures (including $0.4 billion for the expected Macquarie Transaction)	(1,528,902)

Incremental gross assets of our Investments in Unconsolidated Real Estate Joint Ventures	$1,713,603

(3)	Reclass of $1.2 billion of gross assets that increases our concentration in HCA and decreases our concentration in Steward as part of the HCA Transaction.

(4)

Represents the gross book value of assets sold or written off due to the committed transactions, partially offset by the addition of new gross assets from the committed transactions. See detail below (in thousands):

Book value of Massachusetts assets held-for-sale	$(1,096,505)
Non-cash rent write-off related to disposal of the Massachusetts assets	(134,472)
Expected book value of our 50% interest in the Massachusetts joint venture	375,975
Non-cash rent write-off associated with the HCA Transaction	(63,070)

Gross book value of the transactions	$(918,072)

(5)	Represents cash expected from the proceeds generated by the Macquarie Transaction along with all cash on hand to fund the transactions or reduce debt as detailed below (in thousands):

Expected cash proceeds generated by the Macquarie Transaction	$1,280,000
Paydown of July 2021 Interim Credit Facility	(869,600)
Unfunded amounts on development deals and commenced capital improvement projects	(480,132)
Reduction of revolver balance	(389,495)

Net decrease in cash from the transasctions	$(459,227)